September 30, 2010
Mr. H. Christopher Owings
Assistant Director
Unites States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Pennichuck Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 4, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010, as Amended
Filed May 21, 2010
Form 10-Q for the Fiscal Period Ended June 30, 2010
Filed August 5, 2010
File No. 000-18552
Dear Mr. Owings,
This letter sets forth Pennichuck Corporation’s (“PNNW”) responses to the comments on the above referenced filings provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 30, 2010. References within this letter to “Registrant” and/or “the Company” are to PNNW, unless otherwise specified.
For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment and have provided marked language to show proposed changes to our current disclosures which will be included in our future filings in compliance with your request included in the first paragraph of the above referenced letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business, page 2
1.	Here or in another appropriate place, please expand your discussion of the potential ramifications to your shareholders of (i) the consummation of a taking by eminent domain of the assets of your Pennichuck Water subsidiary and (ii) a settlement between you and the City of Nashua involving the acquisition of Pennichuck Corporation stock. In your discussion, please address for each scenario, among other relevant factors, the likelihood that your business would liquidate and wind up, the amount of debt that would become subject to repayment, your ability to repay such debt, any amounts that shareholders are likely to be paid for the shares they hold, and any adverse consequences to shareholders. Please also consider the extent to which your risk factors need to be revised in accordance with this expanded disclosure.
Response:
The Company has identified three broad categories of potential outcomes to the eminent domain dispute with the City of Nashua which include (i) the termination or resolution of the matter without a taking by eminent domain of the assets of the Pennichuck Water subsidiary, (ii) a settlement involving the acquisition of Pennichuck Corporation (parent) common stock and (iii) the consummation of a taking by eminent domain of the assets of the Pennichuck Water subsidiary.
The first category of outcomes—termination or resolution without a taking by eminent domain—would result in Pennichuck Corporation continuing with its current business structure, assets and strategy consistent with the information regarding the business presented on pages 2-7 of the Company’s Form 10-K for the year ended December 31, 2009.
The second category of outcomes—acquisition of Pennichuck Corporation (parent) common stock—would result in investors receiving cash for their stock similar to other cash acquisition transactions. In such a scenario, the Company believes a discussion of “potential ramifications to your shareholders” of the “likelihood that your business would liquidate and wind up, the amount of the debt that would become subject to repayment, your ability to repay such debt...and any adverse consequences to shareholders” is not relevant. The Company believes that it would be inappropriate to speculate on the amount that PNNW shareholders would receive in such a transaction. The Company does note, however, its disclosure on page 21 regarding the City’s disclosure of the view of its advisors that “based upon publicly available information, the fair market value for the Company...is about $25 per share.”

Before addressing the third category of outcomes—the consummation of a taking by eminent domain of the assets of the Pennichuck Water subsidiary—the Company would like to emphasize, as it has disclosed in previous filings, including most recently in an 8-K filing dated September 21, 2010, that City officials have publicly stated in the past that the payment amounts set by the NHPUC in the eminent domain scenario are too high. For this reason, the Company currently believes it is unlikely the City would take the assets of the Pennichuck Water subsidiary by eminent domain under the current NHPUC order. Accordingly, the Company generally believes that substantial additional disclosure regarding this scenario is not material to investors.
The Company discusses various implications of the consummation of a taking by eminent domain of the assets of the Pennichuck Water subsidiary in the Form 10-K beginning with Item 1. Business under “Ongoing Eminent Domain Proceeding” beginning on page 8. This discussion begins with a brief overview and history and current status of the matter (which was then on appeal to the New Hampshire Supreme Court). It states on page 9 that while we are open to engaging in settlement discussions with the City aimed at resolving this dispute outside of eminent domain (i.e., an acquisition of the stock of Pennichuck Corporation), we are vehemently opposed to the City’s proposed eminent domain taking of Pennichuck Water’s assets.
We then explain beginning on page 10 at “Certain Tax Consequences” the most significant potential ramification of an eminent domain taking which is the unfavorable tax consequence that would likely arise if the City acquired Pennichuck Water’s assets in an eminent domain taking. Specifically we note that the “aggregate adjusted tax basis of Pennichuck Water’s assets is significantly less than the aggregate adjusted book value of those assets as reflected in our Financial Statements appearing in Part II, Item 8...” and that “an asset valuation by the NHPUC equal to or greater than adjusted book value would likely require Pennichuck Water to recognize from such sale a taxable gain and resultant income tax liability that would likely be material in amount.” We then explain in the next sentence that if we “then distributed the remaining proceeds from the eminent domain taking along with the proceeds from the sale of the Company’s remaining assets in liquidation of the Company, another tax would be triggered at the shareholder level...”

We believe this discussion highlights the key potential ramification of an eminent domain taking, specifically the tax basis difference issue which results in a tax liability that the Company would owe and therefore reduce the proceeds available for payment to shareholders. We believe that investors understand that these unfavorable ramifications associated with an eminent domain taking would not be associated with a settlement involving the acquisition of Pennichuck Corporation stock which would obviously be a transaction directly between our shareholders and the City and therefore would not result in a Company level tax diminishing the amount otherwise distributable to shareholders.
We also reiterate the potential unfavorable ramifications of an eminent domain taking in the first risk factor under Item 1A RISK FACTORS:
“The City of Nashua’s attempt to use the power of eminent domain to acquire a significant portion of our water utility assets creates uncertainty and may result in material adverse consequences for us and our shareholders.
...An eminent domain taking of the assets of Pennichuck Water pursuant to the July 25, 2008 NHPUC order would result in a significant taxable gain based on the difference between the eminent domain taking price as finally determined and the tax basis of the Pennichuck Water assets which was approximately $60 million as of December 31, 2009. The resulting corporate-level tax liability would substantially reduce the sales proceeds after an eminent domain taking (i.e., before distribution to our shareholders) unless we were able to defer the tax liability by reinvesting all or a substantial portion of the eminent domain proceeds in other water utility assets in accordance with certain provisions of the Internal Revenue Code. However, we believe it would likely be difficult to find suitable replacement property that would be priced fairly and that otherwise would be prudent for us to purchase. For these reasons, we do not expect that the reinvestment of all or a substantial portion of the eminent domain proceeds would be a viable strategy for the Company to defer the payment of the tax liability due as a result of the sale of assets in an eminent domain taking.

A taking by eminent domain could also result in our Company incurring various other costs depending on the final terms of the eminent domain taking and decisions that our Company may make regarding its remaining operations. These costs may include expenditures associated with termination and/or funding of health and retirement plans, certain debt redemption premiums, severance costs and professional fees. In addition, if the Company were to sell some or all of its remaining businesses or assets as a consequence of an eminent domain taking, it could be forced to accept prices below their current carrying values as a result of then-current market conditions, a limited number of potential buyers, and/or other factors.”
We believe these disclosures clearly communicate to investors the material ramifications of the consummation of a taking by eminent domain of the assets of our Pennichuck Water subsidiary compared to a settlement involving the acquisition of the Pennichuck Corporation stock.
Further, in response to the specific relevant factors you identified we note the following with respect to the eminent domain taking scenario:
1) The Company has not definitively determined whether it would liquidate following consummation of a taking by eminent domain of the assets of the Pennichuck Water subsidiary. Any decision to liquidate would depend on the facts and circumstances at that time. At this time, however, the Company believes that it is more likely than not that it would elect to liquidate following the consummation of a taking by eminent domain of the assets of the Pennichuck Water subsidiary. We believe the risk factor above communicates the Company’s current view that an eminent domain taking as described above could likely result in the Company being forced to liquidate;
2) We believe the risk factor on page 14 which states that “all or substantially all our then outstanding indebtedness would be accelerated if the City of Nashua were to acquire a significant portion of our assets by eminent domain” clearly communicates the amount of debt that would become subject to repayment;

3) We believe that because the $203 million price established by the NHPUC for the taking of the Pennichuck Water assets (which price was affirmed by the New Hampshire Supreme Court) is substantially in excess of the total long term debt ($60 million) reflected on the Pennichuck Corporation audited balance sheets, investors understand that the Company would have the ability to repay such debt ($203 million being greater than $60 million) in the event of a taking.
Your question also identifies “any amounts that shareholders are likely to be paid for the shares they hold, and any adverse consequences to shareholders” as relevant factors. In light of the uncertainties related to the potential tax consequences (including the amount due and any related tax planning in order to minimize the amount due), the value of the remaining utility properties, the approximately 450 acres of undeveloped land and other costs associated with a liquidation such as those identified in the second paragraph on page 13, the Company believes it would be speculative to provide an estimate or range of estimates.
In light of the above, the Company proposes to expand in future filings the risk factor quoted above in its 2010 filing to specifically indicate the likelihood that Pennichuck Corporation would be forced to liquidate and to indicate in that risk factor that substantially all its debt would be accelerated either in connection with the taking or upon a decision to liquidate.

Item 1A. Risk Factors, page 12
2.	We note your statement in the Form 10-Q for the fiscal period ended March 31, 2010 that “an eminent domain taking would likely necessitate the winding up and liquidation of our entire business.” In future periodic reports, please revise your risk factors to fully discuss this risk.
Response:
The Company will include additional language in future periodic filings to fully discuss the risk associated with an eminent domain taking, as it pertains to the likelihood that such a taking would result in a winding up and liquidation of the entire business.
3.	We note your statement on page 43 that “[n]on-performance by [y]our commodity suppliers can have a material adverse impact on [y]our results of operations, cash flows and financial position.” Please revise your risk factors to fully discuss this risk.
Response:
Please note the revised language proposed to this disclosure, with respect to this comment by the Commission, as shown below, with the bold type reflecting additions to the disclosure as originally included in the periodic filing:
“Non-performance by our commodity suppliers including, primarily, electricity and water treatment chemicals, can have a material adverse impact on our results of operations, cash flows and financial position. To the extent these are sole source suppliers ( electricity) or are one of a limited number of suppliers (suppliers of certain chemicals certified for use in the production of potable drinking water under the Safe Drinking Water Act) we could be unable to produce water in compliance with the federal Safe Drinking Water Act or experience unfavorable price variances related to these direct costs of producing and distributing potable water, which could result in reduced net operating income and cash from operations and, eventually, could adversely affect our overall financial position.”

We expect that all or substantially all of our then outstanding indebtedness...page 14
4.	Please revise this risk factor to disclose the amount of debt that you currently have outstanding, with a view toward informing investors of the likelihood of your ability to repay such debt should it become due [NB. this component needs to be addressed; see below] in the event the City of Nashua acquires a significant portion of your assets by eminent domain.
Response:
Please note the revised language proposed to this disclosure, with respect to this comment by the Commission, as shown in edited bold type in the disclosure as originally included in the periodic filing:
“An eminent domain taking or temporary use by any governmental body of all or substantially all of the tangible property of Pennichuck Water used or useful in its business as a water company would result in a mandatory redemption of substantially all our long-term debt, which totaled $60.2 million as of December 31, 2009. We expect that any taking of Pennichuck Water’s assets by the City in the eminent domain matter now on appeal before the New Hampshire Supreme Court (or a bona fide sale in lieu of such taking) would represent the taking of substantially all of Pennichuck Water’s tangible property used or useful in its business as a water company and would therefore trigger mandatory redemption of our long-term debt. Similarly, our revolving credit facility with Bank of America provides that any indebtedness outstanding under the facility (for which no amounts were outstanding as of December 31, 2009) would be due upon the City acquiring all or a material portion of Pennichuck Water’s assets in an eminent domain proceeding. Also, no new borrowings would be permitted under such facility. Such acceleration could adversely affect our financial condition and operating results if we are unable to repay such indebtedness at that time or to refinance the indebtedness on equally favorable terms and conditions or to incur new borrowings. We believe, however, that because the $203 million price established by the NHPUC for the taking of Pennichuck Water’s assets is substantially greater than our total long-term debt ($60.2 million at December 31, 2009) the Company would have the ability to repay such debt in the event of a taking.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Water Management Service, page 32
5.	Please expand this section to more fully describe the changes that occurred in this segment during the relevant time period, including a discussion of expenses and costs, as well as the reasons for such changes. In this regard, we note that it is unclear from your current disclosure whether and to what extent the termination of the two contracts that ended in June and July 2009 was the cause of the decrease in operating income between 2009 and 2008.
Response:
Please note the revised language proposed to this disclosure, with respect to this comment by the Commission, as shown in edited bold type in the disclosure as originally included in the periodic filing:

“The operating income of our water management services business was $325,000 and $375,000 for the year ended December 31, 2009 and December 31, 2008, respectively. Service Corporation’s contracts with two municipalities ended on June 30, 2009 and July 31, 2009, and have not been renewed by the municipalities. The operating revenue earned from these two contracts was 5% and 10% of Service Corporation’s total revenue for the year ended December 31, 2009 and 2008, respectively. These two contracts contributed approximately $164,000 and $75,000 in operating income for the years ended December 31, 2008 and December 31, 2009, respectively. The resulting year-on-year decrease in operating income from these two contracts of $89,000 was the primary contributing factor for the overall decrease in operating income of $50,000 for the water management services business from the year ended December 31, 2008 to the year ended December 31, 2009.”
Results of Operations — 2008 Compared to 2007
Water Management Service, page 35
6.	Please explain the reasons that total operating expenses and maintenance costs increased from 2007 to 2008, and why professional, marketing and general administrative expenses and bad debt expenses decreased from 2007 to 2008.
Response:
Total operating expenses include all of the expenses noted in the comment received, including maintenance costs, bad debts, professional, marketing and general administrative expenses. The net overall increase in operating expenses from 2007 to 2008 was comprised of an increase in maintenance costs of $274,000, partially offset by decreases in other operating expenses, including a reduction in bad debt expense of $56,000 and professional, marketing and general administrative expenses of $50,000. Maintenance costs increased from 2007 to 2008 primarily as a result of increased maintenance work performed for our contracted customers, in response to requested work by those customers over and above the routine scheduled periodic maintenance activities included in those contracts. This increased maintenance activity resulted in incremental revenues at agreed upon contractual margins, bringing incremental operating income to the Company. Bad debt expense decreased from 2007 to 2008, as the Company was able to recover, in 2008, certain amounts previously reserved or written-off. Professional, marketing and administrative expenses decreased from 2007 to 2008, due to certain specific initiatives by the Company’s management to reduce operating costs, including the elimination of the use of certain temporary office personnel, the reduction or elimination of certain marketing initiatives, and the elimination or reduction of certain other operating expenses.
Liquidity and Capital Resources, page 38
7.	Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends you have identified, including weather, amount and timing of rate increases, gains recognized on the sale of non-utility real estate and costs associated with your ongoing eminent domain proceeding, as well as of recent trends and conditions in the economic environment, including the financial and credit markets, giving particular consideration to the fact that your primary source of liquidity is cash flows from utility operations.
Response:
Please note the revised language proposed to this disclosure, with respect to this comment by the Commission, as shown in edited bold type in the disclosure as originally included in the periodic filing:

“For the past several years, cash flows have fluctuated largely based on four factors: (i) weather, (ii) amount and timing of rate increases, (iii) gains recognized on the sale of non-utility real estate and cell tower leases, as discussed above, and (iv) costs associated with the City of Nashua’s ongoing eminent domain proceeding. The Company expects that weather and the amount and timing of rate increases will continue to impact its liquidity and expects gains from the sale of non-utility real estate and cell tower leases to become less frequent in the current economic environment. The Company also expects the costs associated with the eminent domain proceeding to continue but at reduced levels more consistent with the levels experienced in the last two years.
The Company utilizes its $16 million revolving credit facility to a greater or lesser extent in response to variations in cash flow from the factors discussed above. The Company has been able to obtain long term financing as needed in the current economic environment.”
8.	We note your statement that you “generated an aggregate $8.3 million” from 2007 through 2009 from a public offering of your common stock, DRCSPP and exercise of stock options. Please revise your disclosure to discuss how you used the proceeds of these offerings.
Response:
Please note the revised language proposed to this disclosure, with respect to this comment by the Commission, as shown in edited bold type in the disclosure as originally included in the periodic filing:
“During the period from 2007 through 2009, in addition to cash flow from operations, we generated $39.4 million of proceeds from long-term borrowings. We also generated an aggregate $8.3 million during the same period through a public offering of common stock, our Dividend Reinvestment and Common Stock Purchase Plan (“DRCSPP”) and the exercise of stock options. The proceeds from the long-term borrowings and the equity offerings were invested primarily in capital additions including specifically our recently completed $40 million water treatment plant upgrade.”

Environmental Matters, page 42
9.	We note your statement that “increased monitoring and reporting standards have led to additional operating costs” for you. Please revise your disclosure to expand your discussion as to the material effects, if any, that compliance with environmental regulations may have on your capital expenditures, earnings and competitive position. Refer to Item 101(c)(1)(xii) of Regulation S-K.
Response:
The sentence following the one noted above states that “Any additional monitoring and testing costs arising from future EPA and DES mandates should eventually be recovered through water rates in our utilities’ future rate filings.” The “Environmental Matters” section also includes a paragraph stating that “Capital expenditures associated with complying with federal and state water quality standards have historically been recognized and approved by the NHPUC for inclusion in our water rates, though there can be no assurance that the NHPUC will approve future rate increases in a timely or sufficient manner to cover our capital expenditures. We believe this disclosure adequately communicates that, to the extent our capital and operating costs increase in response to the noted environmental factors, we would expect to be able to recover them in higher rates as granted by the NHPUC. As a result, there would be no significant impact. We further note that we are a regulated water utility which is, by definition, a monopoly in its service territory. As a result, we do not have competitors for the delivery of water service.
Item 9A. Controls and Procedures, page 87
10.	We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of December, 2009 “to provide reasonable assurance that information relating to the Company. . . required to be included in [y]our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified....” Please confirm, if true, that your officers concluded that your disclosure controls and procedures also were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In addition, please revise your disclosure in future filings accordingly. Refer to Exchange Act Rule 13a-15(e). This comment also applies to your Forms 10-Q for the fiscal periods ended March 31, 2010 and June 30, 2010.
Response:
For the periods ended December 31, 2009, March 31, 2010 and June 30, 2010, the Company’s disclosures on its controls and procedures were designed to provide reasonable assurance of achieving its objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures were effective. In its future periodic filings, beginning with its third quarter 2010 Form 10-Q, the Company will remove the reference to the level of assurance of its disclosure controls and procedures and state that its disclosure controls and procedures are effective (if that is the case) to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.
11.	In addition, we note that your officers concluded that your disclosure controls and procedures “are effective to provide reasonable assurance....” Please confirm, if true, that your disclosure controls and procedures also were designed to provide reasonable assurance of achieving their objective. In addition, in future filings, revise your disclosure to indicate, if true, that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objective or, in the alternative, remove any reference to the level of assurance of your disclosure controls and procedures. This comment also applies to your Forms 10-Q for the fiscal periods ended March 31, 2010 and June 30, 2010.

Response:
Our disclosure controls and procedures were also designed to provide reasonable assurance of achieving their objective. Therefore, we will revise our future disclosures to indicate that they were both designed to and were effective to provide reasonable assurance of achieving their objective.
Definitive Proxy Statement on Schedule 14A
Security Ownership of Certain Beneficial Owners, page 12
12.	Please revise your disclosure to clarify whether it includes shares each shareholder has the right to acquire within 60 days. See Item 403 of Regulation S-K.
Response:
The Company will add the following disclosure to the beneficial ownership table:
“Based solely on the information provided by the beneficial owners of more than 5% in a Schedule [13D or 13G], the Company believes that none of such owners has a specific right to acquire or beneficially own, within 60 days, any additional shares.”
Proposal One — Election of Directors, page 14
13.	Please revise your disclosure to clarify the current employment of Messrs. Kreick and Davis. Refer to Item 401(e) of Regulation S-K.

Response:
Please note the revised language proposed to this disclosure, with respect to this comment by the Commission, as shown in edited bold type in the disclosure as originally included in the periodic filing:
“John R. Kreick — Dr. Kreick has been a director since 1998 and was elected Chairman of Pennichuck’s Board of Directors in September 2003. Dr. Kreick served as our interim Chief Executive Officer from April 2, 2003 until August 4, 2003. He previously served as President of Lockheed Sanders from 1989 to 1998 and as a Vice President of the Lockheed Martin Corporation (NYSE: LMT) from 1988 until 1998. Dr. Kreick was elected a director of Draper Lab in January 2001, and Chairman of its Board in October 2001. He completed his term as a Draper director in October 2008. He was elected a director of EMS Technologies, Inc. (NasdaqGS: ELMG), a public company, in February of 2003. He is retired from active employment status, and currently consults for various companies, including Lockheed Martin and BAE Systems. Dr. Kreick received his Bachelor of Science degree in physics from the University of Michigan in 1965. As a Rackman graduate fellow, he worked at the University’s Space Physics Research Laboratory and received his Masters of Science degree in physics in 1966. He received his Ph.D. in theoretical physics from the University of Michigan in 1969 and he holds eight patents in infrared and electro-optical technology. Dr. Kreick is a director of Navigator Technology Ventures, a trustee of Rivier College, and a trustee of Southern New Hampshire Regional Medical Center. He has also served on numerous Department of Defense panels and committees. In 1993, Dr. Kreick received the Electronic Warfare Association’s highest award—the Gold Medal of Electronic Warfare and is a recipient of Aviation Week magazine’s Aerospace Laurels Award for his long-term contributions to electronic warfare. We believe Dr. Kreick’s qualifications to sit on our Board of Directors include his experience as President of New Hampshire’s largest employer, Lockheed Sanders, combined with his executive leadership and management experience in business and non-profit organizations and as Pennichuck’s Chairman for the past seven years.”
“Clarence A. Davis — Mr. Davis is retired from active employment status. He is the former Chief Executive Officer of Nestor, Inc. (NasdaqG: NEST), a software solution company, 2007 — 2009. He is the former Chief Operating Officer (2000 - 2005) and Chief Financial Officer (1998 — 2000) of The American Institute of Certified Public Accountants (“AICPA”). He earned a BS in accounting at Long Island University and is a Certified Public Accountant. He serves on the Board of Directors of Gabelli SRI Fund, Gabelli Global Deal Fund and Nestor, Inc. We believe Mr. Davis’ qualifications to sit on our Board of Directors include his 23 years of public accounting experience, his leadership and management experience as Chief Operating Officer and Chief Financial Officer of the AICPA, and his extensive financial expertise and strategic perspective gained from serving on other boards.”

Executive Compensation — Compensation Discussion and Analysis, page 22
14.	You state that W.F. Conover III, Ltd, evaluated the competitiveness of the compensation packages of your executive officers. In addition, we note that each executive officer’s salary is reviewed and adjusted annually, in part to ensure that it is competitive with peer companies, and that salaries were adjusted upward by 2% based on the data provided by your compensation consultants. Also, it appears that the decision to add restricted stock to your equity compensation award alternatives was based on Conover’s determination that your total direct compensation to executive officers was below mid market competitive levels and that most organizations utilize restricted stock grants in their compensation packages. As it appears that you engage in benchmarking, please revise your disclosure to identify the benchmarks used in determining the various components of the executive compensation packages, as well as the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.
Response:
The Company proposes to add the language below in the form of an additional question and answer, which will be included in the proxy as the second question and answer under the “Executive Compensation — Compensation Discussion and Analysis”:
“What benchmarks does the Company use to evaluate its Compensation programs?

In 2008, the CEO, with the approval of the Compensation Committee, contracted with two separate compensation consulting firms, Saje Consulting, Inc. and W. F. Conover III, Ltd. The Saje firm, which annually publishes the Investor-Owned Water Utility Compensation & Benefits Survey, was engaged to assess the competitiveness of the Company’s base salary levels for all non-union positions including those of the executive officers, recommend merit budget guidelines and recommend salary grades for each position incumbent.
The Conover firm was engaged to evaluate the competitiveness of the compensation packages of the Company’s executive officers, with primary focus on base salary, annual cash compensation (base salary plus bonus), total direct compensation (cash compensation plus long-term incentives such as stock options), pay mix (e.g., option grants vs. grants of restricted stock), retirement benefits and direct/indirect automobile benefits.
The Conover firm surveyed publicly-held water utilities with revenues less than $100 million including specifically Artesian Resources Corporation, Connecticut Water Service Inc., Middlesex Water Company, and The York Water Company, and other publicly-held companies (excluding financial services companies) with revenues less than $100 million. Conover extracted data from annual proxy filings by specific companies and various compensation surveys.
Based on this data, the Conover firm determined that the 2008 base salaries for the Company’s officers were competitive, although recommended midpoint salaries in the Conover study were generally somewhat higher than both the Saje levels and the Company’s actual levels. The Conover firm determined that the Company’s total direct compensation to its executive officers, consisting of the sum of annual cash compensation plus long term equity incentives, was somewhat below mid market competitive levels and also noted that most organizations are now making greater use of restricted stock grants in their long-term incentive plans.
Based on the Conover firm data, the Compensation Committee and the CEO considered the need for restricted stock or other equity awards (in addition to stock options) and concluded that share-based grants such as restricted stock could be an important component of executive compensation for the purpose of enabling the Company to better attract, retain, and motivate highly qualified and dedicated executives. In deciding to add restricted stock to its equity compensation award alternatives, the Company considered accounting rules requiring that stock options be expensed, compensation trends at other companies and the findings of the Conover firm.

On March 11, 2009, our Board of Directors approved, subject to shareholder approval, an amendment and restatement of what was then named the 2000 Stock Option Plan to allow the Board of Directors to grant restricted stock awards in place of, or in combination with, stock options to employees and directors (upon such approval, the “2009 Plan”). At the May 6, 2009 Annual Meeting of Shareholders, the shareholders of the Company approved the 2009 Plan.”
15.	We note your statements that “bonuses paid to executives...are principally based upon the achievement of corporate earnings at levels that meet the Company’s financial and business objectives,” and that your “executive compensation structure is designed to reward executives for the achievement of both individual and corporate-level goals and objectives...[which] include...achieving or exceeding...OFST and other financial targets, and...annually established performance metrics.” In addition, we note that bonus determinations in 2009 were based on the “achievement of both corporate-level and individual goals and objectives,” that the determination of the CEO’s bonus is based on “the Company’s financial performance and the CEO’s individual performance, in particular in relation to his goals and objectives for the year,” and that under the 2010 Officer Bonus Plan officers may earn varying amounts based on “the Company’s actual OPBT performance for the year in relation to the approved budget for the year.” Please revise your discussion to disclose all performance targets utilized in 2009, and to be utilized in 2010, to determine the salaries, bonuses and other awards made to executive officers, whether those targets were met, and the manner in which those targets impacted the level of each form of compensation that was awarded to your named executive officers.

Response:
Please note the revised language proposed to this disclosure, with respect to this comment by the Commission, as shown in the edited bold type in the disclosure as originally included in the periodic filing:
“Bonus Plan. For 2009, no formal written cash bonus plan was established for the Company’s executive officers. This was decided by the Compensation Committee because it wanted to consider eliminating or changing the effects on bonus pool amounts of certain factors outside of management’s control (both positive and negative), such as the effects of weather on demand and, therefore, on revenues and profits. The Committee further determined that because this would take several months, no written bonus plan should be established for 2009. Accordingly, for 2009, bonus determinations for all executive officers were discretionary and determined by the Compensation Committee based on the achievement of both corporate-level and individual goals and objectives and subject to approval by the full Board. In setting these bonus amounts, the Compensation Committee considered the Company’s financial performance for the full year, which reflected improvement over the preceding year on an operating basis (i.e., after excluding certain non-operating items). The Committee also considered the individual performance of each of the officers relative to their goals and objectives for the year and based on the reviews and recommendations of the CEO. In that regard, factors considered included: the management and administration of rate case filings for the Company’s Pennichuck Water and Pittsfield Aqueduct utility subsidiaries; the successful completion of the upgrade to the Company’s water treatment plant in Nashua, New Hampshire; the management of the Company’s eminent domain dispute with Nashua; the completion of various financing activities including the recent common equity offering; etc.
Based on this criteria, for 2009, the Compensation Committee recommended and the full Board approved the following bonus amounts, which totaled $53,000, for all executive officers, including the Named Executive Officers: CEO $15,000; Chief Financial Officer (“CFO”) $9,500; President, Regulated Utilities $9,500; Executive Vice President $5,000; General Counsel & Corporate Secretary $7,000; and Vice President Administration & Regulatory Affairs $7,000.

For 2010, the Compensation Committee recommended and the full Board approved the establishment of a written performance based cash bonus plan for the Company’s executive officers other than the CEO. Pursuant to the terms of his employment agreement, the CEO’s annual target cash bonus is 40% of his then base salary, with the actual amount determined by the Compensation Committee and the full Board based on the Company’s financial performance and the CEO’s individual performance, in particular in relation to his goals and objectives for the year.
Under the terms of the 2010 Officer Bonus Plan, varying dollar amounts are credited into a “pool” based on the Company’s actual operating profit before tax (“OPBT”) performance for the year in relation to the approved 2010 budgeted OPBT, both adjusted to eliminate the effects (positive or negative) of unusual and non-recurring items. More specifically, no amount is credited into the pool if actual income falls below 88% of target income and the amount credited into the pool is capped upon actual income reaching 112% of target income for the year. At 100% of target income for the year, the bonus pool amount that will be created is $128,690, or 17% of the beginning of year aggregate base salaries of the five participants in the plan. At or above 112% of target income for the year, the bonus pool amount that will be created is $158,970, or 21% of the beginning of year aggregate base salaries of the five participants in the plan.
Once determined, up to 100% of the established bonus pool amount will be paid out as cash awards as follows: 30% of the bonus pool amount is non-discretionary and allocated among eligible participants pro-rata based on their beginning-of-year base salary levels; an additional 5% of the bonus pool amount is paid out for the achievement of each of six (6) Key Customer Metrics (specific target measures of the Company’s level of customer service, product quality and reliability, and respect for the environment) established for the year up to an aggregate of 30%, also allocated among the eligible participants pro-rata based on their beginning-of-year base salary levels; and 40% is discretionary and allocated among eligible participants based on an assessment of each participant’s absolute and relative performance with respect to each participant’s specific personal goals and objectives for the year. Due to the operation of the payout for achieving the Key Customer Metrics, less than 100% of the bonus pool amount may be paid out for the year.”

Severance and Change in Control Benefits, page 38
16.	We note that you refer readers to the section “Executive Agreements” for a description of the definitions of the terms used in the column headings. However, the section “Executive Agreements” does not discuss the definitions of such terms. Please revise your disclosure to discuss the definitions of these terms. In addition, please expand your discussion of the potential payments resulting from a change in control of the company to explain how the possible liquidation of the company or sale of the company’s stock to the City of Nashua as a result of the eminent domain dispute would be treated under the change in control provisions.
Response:
The Company proposes to add footnotes below the table on page 38 defining the terms and to discuss how the possible liquidation of the company or sale of the company’s stock to the City of Nashua as a result of the eminent domain dispute would be treated under the change in control provisions:
“Resignation for Good Reason generally is defined to mean (i) the assignment to the Executive of any duties or responsibilities inconsistent with the position and office held by the Executive immediately prior to such assignment, (ii) the material reduction in or loss of authority and responsibility, which authority and responsibility the Executive was empowered with immediately prior to such reduction or loss; or (iii) the requirement that the Executive be assigned to or based at, without his consent, any office or location other than one within a 30-mile radius of the Corporation’s Merrimack, New Hampshire headquarters.
Termination without Cause generally is defined to mean termination without the occurrence of gross or willful misconduct (including, without limitation, fraud or theft) on the executive’s part in the performance of his or her duties, or being convicted of a felony.

Change of Control generally is defined to have occurred if a shareholder or group of shareholders acting in concert obtains 51% of the voting power for the election of directors, or a transaction is completed after which the Company’s shareholders control less than 50% of the total voting power of the entity existing after the transaction is completed, a substantial change in the Board of Directors such that the current directors no longer represent a majority or a transaction or series of transactions that result in all or substantially all of the assets of the Company no longer being under the control of the Company. The Company believes that an eminent domain taking by the City would meet the definition of a “Change in Control.”
Certain Relationships and Related Party Transactions, page 38
17.	Here or in another appropriate place, please provide the disclosure required by Item 404(b) of Regulation S-K.
Response:
We will include the following disclosure in future filings, under this section, as shown below:
“The Company considers directors, nominees for directors, 5% or greater security holders, and executive officers or their immediate family members to be related parties. Under our Audit Committee charter, the Audit Committee is responsible for reviewing and approving all transactions involving the Company in which any related person has a direct or indirect interest, regardless of amount. The Audit Committee’s policy regarding the review, approval and monitoring of transactions involving the Company and any related persons is unwritten, however, it intends to approve only those related party transactions that are on terms no less favorable to the Company than could be obtained from independent third parties and are otherwise in, or are not inconsistent with, the best interest of the Company and its shareholders. Any such process would be documented in the Audit Committee minutes. Ultimately, as a general practice, it is our preference to avoid related party transactions.

In addition, the Company’s Board of Directors has adopted a Code of Conduct applicable to directors, officers and employees, which generally requires the reporting to management of transactions or opportunities that constitute conflicts of interest so that they may be avoided. Our Code of Conduct is available on our website under Investor Relations, and its subdirectory for Corporate Governance.”
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In responding to our comments, please provide a written statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
In connection with the comment letter dated August 30, 2010, sent by the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings, Pennichuck Corporation hereby acknowledges:
•	Pennichuck Corporation is responsible for the adequacy and accuracy of the disclosure in the above reference filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and

•	Pennichuck Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (603) 913-2309.
Very Truly Yours,

/s/ Thomas C. Leonard
Thomas C. Leonard
Chief Financial Officer
Pennichuck Corporation

Cc:	Duane C. Montopoli
Michael Krebs, Esq.
Timothy Simmons